UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Fortrea Holdings Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34965K107

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,769,195
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,769,195
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,769,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

PN

* Includes 875,380 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

2

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,519,984
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,519,984
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,519,984*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%
14	TYPE OF REPORTING PERSON

CO

* Includes 875,380 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

3

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		553,412
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

553,412
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

553,412
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		427,307
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

427,307
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

427,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		427,307
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

427,307
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

427,307
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		234,877
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

234,877
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		234,877
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

234,877
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		662,184
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

662,184
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

662,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,227,558
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,227,558
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,227,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,769,195
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,769,195
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,769,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 875,380 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

11

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,769,195
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,769,195
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,769,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

PN

* Includes 875,380 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

12

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		7,769,195
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

7,769,195
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,769,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

OO

* Includes 875,380 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

13

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,769,195
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,769,195
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,769,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 875,380 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

14

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,769,195
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,769,195
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,769,195*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7%
14	TYPE OF REPORTING PERSON

IN

* Includes 875,380 Shares underlying certain forward purchase contracts exercisable within 60 days hereof.

15

CUSIP No. 34965K107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Fortrea Holdings Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 8 Moore Drive, Durham, North Carolina 27709.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;
(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard S LLC”), with respect to the Shares directly and beneficially owned by it;
(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;
(iv)	Starboard Value R LP (“Starboard R LP”), as the general partner of Starboard C LP;
(v)	Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership (“Starboard L Master”), with respect to the Shares directly and beneficially owned by it;
(vi)	Starboard Value L LP (“Starboard L GP”), as the general partner of Starboard L Master;
(vii)	Starboard Value R GP LLC (“Starboard R GP”), as the general partner of Starboard R LP and Starboard L GP;
(viii)	Starboard X Master Fund Ltd, a Cayman Islands exempted company (“Starboard X Master”), with respect to the Shares directly and beneficially owned by it;
(ix)	Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard S LLC;
(x)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;
(xi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;
16

CUSIP No. 34965K107

(xii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;
(xiii)	Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and
(xiv)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard R LP, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

17

CUSIP No. 34965K107

(f)       Messrs. Smith and Feld are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 3,644,604 Shares beneficially owned by Starboard V&O Fund is approximately $104,039,638, excluding brokerage commissions. The aggregate purchase price of the entered into over-the-counter forward purchase contracts providing for the purchase of 875,380 Shares by Starboard V&O Fund is approximately $24,301,846, excluding brokerage commissions. The aggregate purchase price of the 553,412 Shares beneficially owned by Starboard S LLC is approximately $15,724,957, excluding brokerage commissions. The aggregate purchase price of the 427,307 Shares beneficially owned by Starboard C LP is approximately $12,142,846, excluding brokerage commissions. The aggregate purchase price of the 234,877 Shares beneficially owned by Starboard L Master is approximately $6,673,114, excluding brokerage commissions. The aggregate purchase price of the 1,227,558 Shares beneficially owned by Starboard X Master is approximately $34,895,845, excluding brokerage commissions. The aggregate purchase price of the 806,057 Shares held in the Starboard Value LP Account is approximately $23,057,149, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

18

CUSIP No. 34965K107

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 88,800,000 Shares outstanding, as of August 11, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2023.

A.	Starboard V&O Fund
(a)	As of the close of business on October 16, 2023, Starboard V&O Fund beneficially owned 4,519,984 Shares, including 875,380 Shares underlying certain forward purchase contracts.

Percentage: Approximately 5.1%

(b)	1. Sole power to vote or direct vote: 4,519,984
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,519,984
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on October 16, 2023, Starboard S LLC beneficially owned 553,412 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 553,412
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 553,412
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on October 16, 2023, Starboard C LP beneficially owned 427,307 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 427,307
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 427,307
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 34965K107

(c)	The transactions in securities of the Issuer by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 427,307 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 427,307
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 427,307
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
E.	Starboard L Master
(a)	As of the close of business on October 16, 2023, Starboard L Master beneficially owned 234,877 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 234,877
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 234,877
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 234,877 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 234,877
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 234,877
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
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CUSIP No. 34965K107

G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 427,307 Shares owned by Starboard C LP and (ii) 234,877 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 662,184
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 662,184
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on October 16, 2023, Starboard X Master beneficially owned 1,227,558 Shares.

Percentage: 1.4%

(b)	1. Sole power to vote or direct vote: 1,227,558
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,227,558
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on October 16, 2023, 806,057 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 4,519,984 Shares owned by Starboard V&O Fund, (ii) 553,412 Shares owned by Starboard S LLC, (iii) 427,307 Shares owned by Starboard C LP, (iv) 234,877 Shares owned by Starboard L Master, (v) 1,227,558 Shares owned by Starboard X Master and (vi) 806,057 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 7,769,195
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,769,195
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 34965K107

(c)	The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,519,984 Shares owned by Starboard V&O Fund, (ii) 553,412 Shares owned by Starboard S LLC, (iii) 427,307 Shares owned by Starboard C LP, (iv) 234,877 Shares owned by Starboard L Master, (v) 1,227,558 Shares owned by Starboard X Master and (vi) 806,057 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 7,769,195
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,769,195
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,519,984 Shares owned by Starboard V&O Fund, (ii) 553,412 Shares owned by Starboard S LLC, (iii) 427,307 Shares owned by Starboard C LP, (iv) 234,877 Shares owned by Starboard L Master, (v) 1,227,558 Shares owned by Starboard X Master and (vi) 806,057 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 7,769,195
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,769,195
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference
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CUSIP No. 34965K107

L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 4,519,984 Shares owned by Starboard V&O Fund, (ii) 553,412 Shares owned by Starboard S LLC, (iii) 427,307 Shares owned by Starboard C LP, (iv) 234,877 Shares owned by Starboard L Master, (v) 1,227,558 Shares owned by Starboard X Master and (vi) 806,057 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 7,769,195
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,769,195
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,519,984 Shares owned by Starboard V&O Fund, (ii) 553,412 Shares owned by Starboard S LLC, (iii) 427,307 Shares owned by Starboard C LP, (iv) 234,877 Shares owned by Starboard L Master, (v) 1,227,558 Shares owned by Starboard X Master and (vi) 806,057 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,769,195
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,769,195

(c)	None of Messrs. Smith or Feld has entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
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CUSIP No. 34965K107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Starboard V&O Fund entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 875,380 Shares having an aggregate purchase price of approximately $24,301,846 (each a “UBS Forward Contract” and collectively, the “UBS Forward Contracts”). Each of the UBS Forward Contracts has a final valuation date of March 12, 2025, however, Starboard V&O Fund has the ability to elect early settlement after serving notice to the counter-party of such intention at least two scheduled trading days in advance of the desired early final valuation date. Each of the UBS Forward Contracts provides for physical settlement. Until the settlement date, none of the UBS Forward Contracts give the Reporting Persons voting and dispositive control over the Shares to which such contracts relate.

On October 17, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value R LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith and Peter A. Feld, dated October 17, 2023.
99.2	Powers of Attorney for Jeffrey C. Smith and Peter A. Feld, dated October 17, 2023.

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CUSIP No. 34965K107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2023

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

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CUSIP No. 34965K107

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Harbour Place 2nd Floor 103 South Church Street Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	201 E Las Olas Boulevard, Suite 1000 Fort Lauderdale, Florida 33301	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 34965K107

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Purchase of Common Stock	14,575	26.6289	08/17/2023
Purchase of Common Stock	14,575	26.6289	08/17/2023
Purchase of Common Stock	14,575	26.1238	08/18/2023
Purchase of Common Stock	14,575	26.1238	08/18/2023
Purchase of Common Stock	14,575	25.1917	08/21/2023
Purchase of Common Stock	14,575	25.1917	08/21/2023
Purchase of Common Stock	14,575	25.2474	08/23/2023
Purchase of Common Stock	14,575	25.2474	08/23/2023
Sale of Common Stock	(116,883)	26.2602	09/06/2023
Purchase of Forward Contract	116,883	26.2737	09/06/2023
Sale of Common Stock	(146,104)	26.2360	09/07/2023
Purchase of Forward Contract	146,104	26.2710	09/07/2023
Sale of Common Stock	(146,104)	26.2373	09/08/2023
Purchase of Forward Contract	146,104	26.2564	09/08/2023
Purchase of Common Stock	43,950	26.2756	09/08/2023
Purchase of Common Stock	43,950	26.2756	09/08/2023
Purchase of Common Stock	1,465	26.1700	09/11/2023
Purchase of Common Stock	1,465	26.1700	09/11/2023
Sale of Common Stock	(105,229)	26.1494	09/11/2023
Purchase of Forward Contract	105,229	26.1677	09/11/2023
Purchase of Common Stock	27,835	26.2845	09/11/2023
Purchase of Common Stock	27,835	26.2845	09/11/2023
Purchase of Forward Contract	29,300	26.7711	09/12/2023
Sale of Common Stock	(146,182)	26.8471	09/12/2023
Purchase of Forward Contract	146,182	26.8701	09/12/2023
Sale of Common Stock	(146,182)	28.6673	09/13/2023
Purchase of Forward Contract	146,182	28.6992	09/13/2023
Sale of Common Stock	(146,181)	29.1667	09/14/2023
Purchase of Forward Contract	146,181	29.1973	09/14/2023
Purchase of Common Stock	7,325	29.4460	09/15/2023
Purchase of Common Stock	7,325	29.4460	09/15/2023
Sale of Common Stock	(146,182)	29.2772	09/15/2023
Purchase of Forward Contract	146,182	29.2921	09/15/2023
Purchase of Common Stock	21,975	29.1794	09/15/2023
Purchase of Common Stock	21,975	29.1794	09/15/2023
Purchase of Common Stock	29,300	28.8844	09/18/2023
Purchase of Common Stock	29,300	28.8844	09/18/2023
Sale of Common Stock	(37,948)	28.7857	09/18/2023
Sale of Common Stock	(120,055)	28.7857	09/18/2023
Purchase of Forward Contract	158,003	28.8349	09/18/2023
Purchase of Common Stock	43,950	28.5053	09/19/2023
Purchase of Common Stock	43,950	28.5053	09/19/2023
Purchase of Common Stock	7,477	28.8166	09/20/2023
Purchase of Common Stock	7,477	28.8166	09/20/2023
Sale of Common Stock	(73,250)	28.5957	09/20/2023
Sale of Common Stock	(73,250)	28.5957	09/20/2023
Purchase of Forward Contract	146,500	28.6137	09/20/2023
Purchase of Common Stock	64,015	28.7558	09/20/2023
Purchase of Common Stock	64,015	28.7558	09/20/2023
Purchase of Common Stock	21,682	28.4159	09/21/2023
Purchase of Common Stock	21,682	28.4159	09/21/2023
Sale of Common Stock	(71,492)	28.1324	09/21/2023
Sale of Common Stock	(71,492)	28.1324	09/21/2023
Purchase of Forward Contract	142,984	28.1435	09/21/2023
Purchase of Common Stock	80,868	28.2057	09/21/2023
Purchase of Common Stock	80,868	28.2057	09/21/2023
Sale of Common Stock	(43,950)	27.7730	09/22/2023
Sale of Common Stock	(102,550)	27.7730	09/22/2023
Purchase of Forward Contract	146,500	27.7867	09/22/2023
Purchase of Common Stock	58,600	27.7782	09/22/2023
Purchase of Common Stock	58,600	27.7782	09/22/2023
Sale of Common Stock	(117,200)	28.3915	09/25/2023
Sale of Common Stock	(29,300)	28.3915	09/25/2023
Purchase of Forward Contract	146,500	28.4048	09/25/2023
Purchase of Common Stock	58,600	28.5332	09/25/2023
Purchase of Common Stock	58,600	28.5332	09/25/2023
Purchase of Common Stock	7,682	28.4444	09/26/2023
Purchase of Common Stock	7,682	28.4444	09/26/2023
Sale of Common Stock	(58,600)	28.4789	09/26/2023
Sale of Common Stock	(87,900)	28.4789	09/26/2023
Purchase of Forward Contract	146,500	28.4972	09/26/2023
Purchase of Common Stock	68,498	28.4783	09/26/2023
Purchase of Common Stock	68,498	28.4783	09/26/2023
Sale of Common Stock	(76,180)	28.5488	09/27/2023
Sale of Common Stock	(76,180)	28.5488	09/27/2023
Purchase of Forward Contract	152,360	28.5724	09/27/2023
Purchase of Common Stock	29,300	28.8543	09/27/2023
Purchase of Common Stock	29,300	28.8543	09/27/2023
Purchase of Forward Contract	58,600	29.4140	09/28/2023
Sale of Common Stock	(29,300)	29.3356	09/28/2023
Sale of Common Stock	(29,300)	29.3356	09/28/2023
Purchase of Common Stock	66,218	29.1582	09/28/2023
Purchase of Common Stock	66,218	29.1582	09/28/2023
Sale of Common Stock	(66,218)	28.8659	09/29/2023
Sale of Common Stock	(66,218)	28.8659	09/29/2023
Purchase of Forward Contract	132,436	28.8999	09/29/2023
Purchase of Forward Contract	43,350	28.2229	10/02/2023
Purchase of Forward Contract	43,350	27.5506	10/03/2023
Purchase of Forward Contract	43,350	27.3193	10/04/2023
Purchase of Forward Contract	43,350	27.5035	10/05/2023
Purchase of Forward Contract	37,570	27.4234	10/06/2023
Purchase of Common Stock	121,004	27.1395	10/09/2023
Purchase of Common Stock	121,004	27.1395	10/09/2023
Purchase of Common Stock	23,639	27.7353	10/09/2023
Purchase of Common Stock	23,639	27.7353	10/09/2023
Purchase of Common Stock	18,207	28.0833	10/10/2023
Purchase of Common Stock	18,207	28.0833	10/10/2023
Purchase of Common Stock	31,530	28.0894	10/10/2023
Purchase of Common Stock	31,530	28.0894	10/10/2023
Purchase of Common Stock	70,834	28.4182	10/10/2023
Purchase of Common Stock	70,834	28.4182	10/10/2023
Purchase of Common Stock	49,473	28.8878	10/11/2023
Purchase of Common Stock	49,473	28.8878	10/11/2023
Purchase of Common Stock	339,311	29.1188	10/12/2023
Purchase of Common Stock	339,311	29.1188	10/12/2023
Purchase of Common Stock	28,900	29.0213	10/12/2023
Purchase of Common Stock	28,900	29.0213	10/12/2023
Purchase of Common Stock	14,762	29.0187	10/12/2023
Purchase of Common Stock	14,762	29.0187	10/12/2023
Exercise of Forward Contract	514,320	26.4207	10/13/2023
Exercise of Forward Contract	680,000	29.2017	10/13/2023
Purchase of Common Stock	127,696	29.2995	10/13/2023
Purchase of Common Stock	127,696	29.2995	10/13/2023
Purchase of Common Stock	26,236	29.1161	10/13/2023
Purchase of Common Stock	26,236	29.1161	10/13/2023
Purchase of Common Stock	90,746	29.8177	10/16/2023
Purchase of Common Stock	90,746	29.8177	10/16/2023
Purchase of Common Stock	25,868	29.7138	10/16/2023
Purchase of Common Stock	25,868	29.7138	10/16/2023
Purchase of Common Stock	6,936	30.0133	10/16/2023
Purchase of Common Stock	6,936	30.0133	10/16/2023
Exercise of Forward Contract	500,000	28.7311	10/16/2023

CUSIP No. 34965K107

STARBOARD VALUE AND OPPORTUNITY S LLC

Purchase of Common Stock	3,600	26.6289	08/17/2023
Purchase of Common Stock	3,600	26.1238	08/18/2023
Purchase of Common Stock	3,600	25.1917	08/21/2023
Purchase of Common Stock	3,600	25.2474	08/23/2023
Sale of Common Stock	(14,400)	26.2602	09/06/2023
Purchase of Forward Contract	14,400	26.2737	09/06/2023
Sale of Common Stock	(18,000)	26.2360	09/07/2023
Purchase of Forward Contract	18,000	26.2710	09/07/2023
Sale of Common Stock	(18,000)	26.2373	09/08/2023
Purchase of Forward Contract	18,000	26.2564	09/08/2023
Purchase of Common Stock	10,650	26.2756	09/08/2023
Purchase of Common Stock	355	26.1700	09/11/2023
Sale of Common Stock	(12,938)	26.1494	09/11/2023
Purchase of Forward Contract	12,938	26.1677	09/11/2023
Purchase of Common Stock	6,745	26.2845	09/11/2023
Purchase of Forward Contract	3,550	26.7711	09/12/2023
Sale of Common Stock	(17,951)	26.8471	09/12/2023
Purchase of Forward Contract	17,951	26.8701	09/12/2023
Sale of Common Stock	(17,951)	28.6673	09/13/2023
Purchase of Forward Contract	17,951	28.6992	09/13/2023
Sale of Common Stock	(17,951)	29.1667	09/14/2023
Purchase of Forward Contract	17,951	29.1973	09/14/2023
Purchase of Common Stock	1,775	29.4460	09/15/2023
Sale of Common Stock	(17,952)	29.2772	09/15/2023
Purchase of Forward Contract	17,952	29.2921	09/15/2023
Purchase of Common Stock	5,325	29.1794	09/15/2023
Purchase of Common Stock	7,100	28.8844	09/18/2023
Sale of Common Stock	(19,307)	28.7857	09/18/2023
Purchase of Forward Contract	19,307	28.8349	09/18/2023
Purchase of Common Stock	10,650	28.5053	09/19/2023
Purchase of Common Stock	1,812	28.8166	09/20/2023
Sale of Common Stock	(17,750)	28.5957	09/20/2023
Purchase of Forward Contract	17,750	28.6137	09/20/2023
Purchase of Common Stock	15,512	28.7558	09/20/2023
Purchase of Common Stock	5,254	28.4159	09/21/2023
Sale of Common Stock	(17,324)	28.1324	09/21/2023
Purchase of Forward Contract	17,324	28.1435	09/21/2023
Purchase of Common Stock	19,596	28.2057	09/21/2023
Sale of Common Stock	(17,750)	27.7730	09/22/2023
Purchase of Forward Contract	17,750	27.7867	09/22/2023
Purchase of Common Stock	14,200	27.7782	09/22/2023
Sale of Common Stock	(17,750)	28.3915	09/25/2023
Purchase of Forward Contract	17,750	28.4048	09/25/2023
Purchase of Common Stock	14,200	28.5332	09/25/2023
Purchase of Common Stock	1,861	28.4444	09/26/2023
Sale of Common Stock	(17,750)	28.4789	09/26/2023
Purchase of Forward Contract	17,750	28.4972	09/26/2023
Purchase of Common Stock	16,599	28.4783	09/26/2023
Sale of Common Stock	(18,460)	28.5488	09/27/2023
Purchase of Forward Contract	18,460	28.5724	09/27/2023
Purchase of Common Stock	7,100	28.8543	09/27/2023
Purchase of Forward Contract	7,100	29.4140	09/28/2023
Sale of Common Stock	(7,100)	29.3356	09/28/2023
Purchase of Common Stock	16,046	29.1582	09/28/2023
Sale of Common Stock	(16,046)	28.8659	09/29/2023
Purchase of Forward Contract	16,046	28.8999	09/29/2023
Purchase of Forward Contract	5,325	28.2229	10/02/2023
Purchase of Forward Contract	5,325	27.5506	10/03/2023
Purchase of Forward Contract	5,325	27.3193	10/04/2023
Purchase of Forward Contract	5,325	27.5035	10/05/2023
Purchase of Forward Contract	4,615	27.4234	10/06/2023
Purchase of Common Stock	29,728	27.1395	10/09/2023
Purchase of Common Stock	5,807	27.7353	10/09/2023
Purchase of Common Stock	4,473	28.0833	10/10/2023
Purchase of Common Stock	7,746	28.0894	10/10/2023
Purchase of Common Stock	17,402	28.4182	10/10/2023
Purchase of Common Stock	12,154	28.8878	10/11/2023
Purchase of Common Stock	83,360	29.1188	10/12/2023
Purchase of Common Stock	7,100	29.0213	10/12/2023
Purchase of Common Stock	3,627	29.0187	10/12/2023
Exercise of Forward Contract	63,338	26.4208	10/13/2023
Exercise of Forward Contract	250,507	28.5206	10/13/2023
Purchase of Common Stock	31,371	29.2995	10/13/2023
Purchase of Common Stock	6,446	29.1161	10/13/2023
Purchase of Common Stock	22,294	29.8177	10/16/2023
Purchase of Common Stock	6,355	29.7138	10/16/2023
Purchase of Common Stock	1,704	30.0133	10/16/2023

CUSIP No. 34965K107

STARBOARD VALUE AND OPPORTUNITY C LP

Purchase of Common Stock	2,750	26.6289	08/17/2023
Purchase of Common Stock	2,750	26.1238	08/18/2023
Purchase of Common Stock	2,750	25.1917	08/21/2023
Purchase of Common Stock	2,750	25.2474	08/23/2023
Sale of Common Stock	(11,000)	26.2602	09/06/2023
Purchase of Forward Contract	11,000	26.2737	09/06/2023
Sale of Common Stock	(13,750)	26.2360	09/07/2023
Purchase of Forward Contract	13,750	26.2710	09/07/2023
Sale of Common Stock	(13,750)	26.2373	09/08/2023
Purchase of Forward Contract	13,750	26.2564	09/08/2023
Purchase of Common Stock	8,250	26.2756	09/08/2023
Purchase of Common Stock	275	26.1700	09/11/2023
Sale of Common Stock	(9,900)	26.1494	09/11/2023
Purchase of Forward Contract	9,900	26.1677	09/11/2023
Purchase of Common Stock	5,225	26.2845	09/11/2023
Purchase of Forward Contract	2,750	26.7711	09/12/2023
Sale of Common Stock	(13,750)	26.8471	09/12/2023
Purchase of Forward Contract	13,750	26.8701	09/12/2023
Sale of Common Stock	(13,750)	28.6673	09/13/2023
Purchase of Forward Contract	13,750	28.6992	09/13/2023
Sale of Common Stock	(13,750)	29.1667	09/14/2023
Purchase of Forward Contract	13,750	29.1973	09/14/2023
Purchase of Common Stock	1,375	29.4460	09/15/2023
Sale of Common Stock	(13,750)	29.2772	09/15/2023
Purchase of Forward Contract	13,750	29.2921	09/15/2023
Purchase of Common Stock	4,125	29.1794	09/15/2023
Purchase of Common Stock	5,500	28.8844	09/18/2023
Sale of Common Stock	(14,850)	28.7857	09/18/2023
Purchase of Forward Contract	14,850	28.8349	09/18/2023
Purchase of Common Stock	8,250	28.5053	09/19/2023
Purchase of Common Stock	1,403	28.8166	09/20/2023
Sale of Common Stock	(13,750)	28.5957	09/20/2023
Purchase of Forward Contract	13,750	28.6137	09/20/2023
Purchase of Common Stock	12,017	28.7558	09/20/2023
Purchase of Common Stock	4,070	28.4159	09/21/2023
Sale of Common Stock	(13,420)	28.1324	09/21/2023
Purchase of Forward Contract	13,420	28.1435	09/21/2023
Purchase of Common Stock	15,180	28.2057	09/21/2023
Sale of Common Stock	(13,750)	27.7730	09/22/2023
Purchase of Forward Contract	13,750	27.7867	09/22/2023
Purchase of Common Stock	11,000	27.7782	09/22/2023
Sale of Common Stock	(13,750)	28.3915	09/25/2023
Purchase of Forward Contract	13,750	28.4048	09/25/2023
Purchase of Common Stock	11,000	28.5332	09/25/2023
Purchase of Common Stock	1,442	28.4444	09/26/2023
Sale of Common Stock	(13,750)	28.4789	09/26/2023
Purchase of Forward Contract	13,750	28.4972	09/26/2023
Purchase of Common Stock	12,858	28.4783	09/26/2023
Sale of Common Stock	(14,300)	28.5488	09/27/2023
Purchase of Forward Contract	14,300	28.5724	09/27/2023
Purchase of Common Stock	5,500	28.8543	09/27/2023
Purchase of Forward Contract	5,500	29.4140	09/28/2023
Sale of Common Stock	(5,500)	29.3356	09/28/2023
Purchase of Common Stock	12,430	29.1582	09/28/2023
Sale of Common Stock	(12,430)	28.8659	09/29/2023
Purchase of Forward Contract	12,430	28.8999	09/29/2023
Purchase of Forward Contract	4,125	28.2229	10/02/2023
Purchase of Forward Contract	4,125	27.5506	10/03/2023
Purchase of Forward Contract	4,125	27.3193	10/04/2023
Purchase of Forward Contract	4,125	27.5035	10/05/2023
Purchase of Forward Contract	3,575	27.4234	10/06/2023
Purchase of Common Stock	23,029	27.1395	10/09/2023
Purchase of Common Stock	4,499	27.7353	10/09/2023
Purchase of Common Stock	3,465	28.0833	10/10/2023
Purchase of Common Stock	6,001	28.0894	10/10/2023
Purchase of Common Stock	13,481	28.4182	10/10/2023
Purchase of Common Stock	9,415	28.8878	10/11/2023
Purchase of Common Stock	64,574	29.1188	10/12/2023
Purchase of Common Stock	5,500	29.0213	10/12/2023
Purchase of Common Stock	2,810	29.0187	10/12/2023
Exercise of Forward Contract	48,400	26.4207	10/13/2023
Exercise of Forward Contract	193,325	28.5199	10/13/2023
Purchase of Common Stock	24,302	29.2995	10/13/2023
Purchase of Common Stock	4,993	29.1161	10/13/2023
Purchase of Common Stock	17,270	29.8177	10/16/2023
Purchase of Common Stock	4,923	29.7138	10/16/2023
Purchase of Common Stock	1,320	30.0133	10/16/2023

CUSIP No. 34965K107

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Purchase of Common Stock	1,550	26.6289	08/17/2023
Purchase of Common Stock	1,550	26.1238	08/18/2023
Purchase of Common Stock	1,550	25.1917	08/21/2023
Purchase of Common Stock	1,550	25.2474	08/23/2023
Sale of Common Stock	(6,200)	26.2602	09/06/2023
Purchase of Forward Contract	6,200	26.2737	09/06/2023
Sale of Common Stock	(7,750)	26.2360	09/07/2023
Purchase of Forward Contract	7,750	26.2710	09/07/2023
Sale of Common Stock	(7,750)	26.2373	09/08/2023
Purchase of Forward Contract	7,750	26.2564	09/08/2023
Purchase of Common Stock	4,500	26.2756	09/08/2023
Purchase of Common Stock	150	26.1700	09/11/2023
Sale of Common Stock	(5,558)	26.1494	09/11/2023
Purchase of Forward Contract	5,558	26.1677	09/11/2023
Purchase of Common Stock	2,850	26.2845	09/11/2023
Purchase of Forward Contract	1,500	26.7711	09/12/2023
Sale of Common Stock	(7,701)	26.8471	09/12/2023
Purchase of Forward Contract	7,701	26.8701	09/12/2023
Sale of Common Stock	(7,701)	28.6673	09/13/2023
Purchase of Forward Contract	7,701	28.6992	09/13/2023
Sale of Common Stock	(7,701)	29.1667	09/14/2023
Purchase of Forward Contract	7,702	29.1973	09/14/2023
Purchase of Common Stock	750	29.4460	09/15/2023
Sale of Common Stock	(7,701)	29.2772	09/15/2023
Purchase of Forward Contract	7,701	29.2921	09/15/2023
Purchase of Common Stock	2,250	29.1794	09/15/2023
Purchase of Common Stock	3,000	28.8844	09/18/2023
Sale of Common Stock	(8,237)	28.7857	09/18/2023
Purchase of Forward Contract	8,237	28.8349	09/18/2023
Purchase of Common Stock	4,500	28.5053	09/19/2023
Purchase of Common Stock	766	28.8166	09/20/2023
Sale of Common Stock	(7,500)	28.5957	09/20/2023
Purchase of Forward Contract	7,500	28.6137	09/20/2023
Purchase of Common Stock	6,554	28.7558	09/20/2023
Purchase of Common Stock	2,220	28.4159	09/21/2023
Sale of Common Stock	(7,320)	28.1324	09/21/2023
Purchase of Forward Contract	7,320	28.1435	09/21/2023
Purchase of Common Stock	8,280	28.2057	09/21/2023
Sale of Common Stock	(7,500)	27.7730	09/22/2023
Purchase of Forward Contract	7,500	27.7867	09/22/2023
Purchase of Common Stock	6,000	27.7782	09/22/2023
Sale of Common Stock	(7,500)	28.3915	09/25/2023
Purchase of Forward Contract	7,500	28.4048	09/25/2023
Purchase of Common Stock	6,000	28.5332	09/25/2023
Purchase of Common Stock	786	28.4444	09/26/2023
Sale of Common Stock	(7,500)	28.4789	09/26/2023
Purchase of Forward Contract	7,500	28.4972	09/26/2023
Purchase of Common Stock	7,014	28.4783	09/26/2023
Sale of Common Stock	(7,800)	28.5488	09/27/2023
Purchase of Forward Contract	7,800	28.5724	09/27/2023
Purchase of Common Stock	3,000	28.8543	09/27/2023
Purchase of Forward Contract	3,000	29.4140	09/28/2023
Sale of Common Stock	(3,000)	29.3356	09/28/2023
Purchase of Common Stock	6,780	29.1582	09/28/2023
Sale of Common Stock	(6,780)	28.8659	09/29/2023
Purchase of Forward Contract	6,780	28.8999	09/29/2023
Purchase of Forward Contract	2,250	28.2229	10/02/2023
Purchase of Forward Contract	2,250	27.5506	10/03/2023
Purchase of Forward Contract	2,250	27.3193	10/04/2023
Purchase of Forward Contract	2,250	27.5035	10/05/2023
Purchase of Forward Contract	1,950	27.4234	10/06/2023
Purchase of Common Stock	12,561	27.1395	10/09/2023
Purchase of Common Stock	2,454	27.7353	10/09/2023
Purchase of Common Stock	1,890	28.0833	10/10/2023
Purchase of Common Stock	3,273	28.0894	10/10/2023
Purchase of Common Stock	7,353	28.4182	10/10/2023
Purchase of Common Stock	5,136	28.8878	10/11/2023
Purchase of Common Stock	35,223	29.1188	10/12/2023
Purchase of Common Stock	3,000	29.0213	10/12/2023
Purchase of Common Stock	1,533	29.0187	10/12/2023
Exercise of Forward Contract	27,258	26.4208	10/13/2023
Exercise of Forward Contract	106,392	28.5217	10/13/2023
Purchase of Common Stock	13,256	29.2995	10/13/2023
Purchase of Common Stock	2,723	29.1161	10/13/2023
Purchase of Common Stock	9,420	29.8177	10/16/2023
Purchase of Common Stock	2,685	29.7138	10/16/2023
Purchase of Common Stock	720	30.0133	10/16/2023

CUSIP No. 34965K107

STARBOARD X MASTER FUND LTD

Purchase of Common Stock	7,700	26.6289	08/17/2023
Purchase of Common Stock	7,700	26.1238	08/18/2023
Purchase of Common Stock	7,700	25.1917	08/21/2023
Purchase of Common Stock	7,700	25.2474	08/23/2023
Sale of Common Stock	(30,517)	26.2602	09/06/2023
Purchase of Forward Contract	30,517	26.2737	09/06/2023
Sale of Common Stock	(38,146)	26.2360	09/07/2023
Purchase of Forward Contract	38,146	26.2710	09/07/2023
Sale of Common Stock	(38,146)	26.2373	09/08/2023
Purchase of Forward Contract	38,146	26.2564	09/08/2023
Purchase of Common Stock	23,100	26.2756	09/08/2023
Purchase of Common Stock	770	26.1700	09/11/2023
Sale of Common Stock	(27,496)	26.1494	09/11/2023
Purchase of Forward Contract	27,496	26.1677	09/11/2023
Purchase of Common Stock	14,630	26.2845	09/11/2023
Purchase of Forward Contract	7,700	26.7711	09/12/2023
Sale of Common Stock	(38,215)	26.8471	09/12/2023
Purchase of Forward Contract	38,215	26.8701	09/12/2023
Sale of Common Stock	(38,215)	28.6673	09/13/2023
Purchase of Forward Contract	38,215	28.6992	09/13/2023
Sale of Common Stock	(38,215)	29.1667	09/14/2023
Purchase of Forward Contract	38,215	29.1973	09/14/2023
Purchase of Common Stock	3,850	29.4460	09/15/2023
Sale of Common Stock	(38,214)	29.2772	09/15/2023
Purchase of Forward Contract	38,214	29.2921	09/15/2023
Purchase of Common Stock	11,550	29.1794	09/15/2023
Purchase of Common Stock	15,400	28.8844	09/18/2023
Sale of Common Stock	(41,386)	28.7857	09/18/2023
Purchase of Forward Contract	41,386	28.8349	09/18/2023
Purchase of Common Stock	23,100	28.5053	09/19/2023
Purchase of Common Stock	3,930	28.8166	09/20/2023
Sale of Common Stock	(38,500)	28.5957	09/20/2023
Purchase of Forward Contract	38,500	28.6137	09/20/2023
Purchase of Common Stock	33,646	28.7558	09/20/2023
Purchase of Common Stock	11,396	28.4159	09/21/2023
Sale of Common Stock	(37,576)	28.1324	09/21/2023
Purchase of Forward Contract	37,576	28.1435	09/21/2023
Purchase of Common Stock	42,504	28.2057	09/21/2023
Sale of Common Stock	(38,500)	27.7730	09/22/2023
Purchase of Forward Contract	38,500	27.7867	09/22/2023
Purchase of Common Stock	30,800	27.7782	09/22/2023
Sale of Common Stock	(38,500)	28.3915	09/25/2023
Purchase of Forward Contract	38,500	28.4048	09/25/2023
Purchase of Common Stock	30,800	28.5332	09/25/2023
Purchase of Common Stock	4,038	28.4444	09/26/2023
Sale of Common Stock	(38,500)	28.4789	09/26/2023
Purchase of Forward Contract	38,500	28.4972	09/26/2023
Purchase of Common Stock	36,002	28.4783	09/26/2023
Sale of Common Stock	(40,040)	28.5488	09/27/2023
Purchase of Forward Contract	40,040	28.5724	09/27/2023
Purchase of Common Stock	15,400	28.8543	09/27/2023
Purchase of Forward Contract	15,400	29.4140	09/28/2023
Sale of Common Stock	(15,400)	29.3356	09/28/2023
Purchase of Common Stock	34,804	29.1582	09/28/2023
Sale of Common Stock	(34,804)	28.8659	09/29/2023
Purchase of Forward Contract	34,804	28.8999	09/29/2023
Purchase of Forward Contract	12,225	28.2229	10/02/2023
Purchase of Forward Contract	12,225	27.5506	10/03/2023
Purchase of Forward Contract	12,225	27.3193	10/04/2023
Purchase of Forward Contract	12,225	27.5035	10/05/2023
Purchase of Forward Contract	10,595	27.4234	10/06/2023
Purchase of Common Stock	68,248	27.1395	10/09/2023
Purchase of Common Stock	13,333	27.7353	10/09/2023
Purchase of Common Stock	10,269	28.0833	10/10/2023
Purchase of Common Stock	17,783	28.0894	10/10/2023
Purchase of Common Stock	39,952	28.4182	10/10/2023
Purchase of Common Stock	27,903	28.8878	10/11/2023
Purchase of Common Stock	191,376	29.1188	10/12/2023
Purchase of Common Stock	16,300	29.0213	10/12/2023
Purchase of Common Stock	8,326	29.0187	10/12/2023
Exercise of Forward Contract	543,260	28.5143	10/13/2023
Exercise of Forward Contract	134,305	26.4207	10/13/2023
Purchase of Common Stock	72,022	29.2995	10/13/2023
Purchase of Common Stock	14,797	29.1161	10/13/2023
Purchase of Common Stock	51,182	29.8177	10/16/2023
Purchase of Common Stock	14,590	29.7138	10/16/2023
Purchase of Common Stock	3,912	30.0133	10/16/2023

CUSIP No. 34965K107

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Purchase of Common Stock	5,250	26.6289	08/17/2023
Purchase of Common Stock	5,250	26.1238	08/18/2023
Purchase of Common Stock	5,250	25.1917	08/21/2023
Purchase of Common Stock	5,250	25.2474	08/23/2023
Sale of Common Stock	(21,000)	26.2602	09/06/2023
Purchase of Forward Contract	21,000	26.2737	09/06/2023
Sale of Common Stock	(26,250)	26.2360	09/07/2023
Purchase of Forward Contract	26,250	26.2710	09/07/2023
Sale of Common Stock	(26,250)	26.2373	09/08/2023
Purchase of Forward Contract	26,250	26.2564	09/08/2023
Purchase of Common Stock	15,600	26.2756	09/08/2023
Purchase of Common Stock	520	26.1700	09/11/2023
Sale of Common Stock	(18,879)	26.1494	09/11/2023
Purchase of Forward Contract	18,879	26.1677	09/11/2023
Purchase of Common Stock	9,880	26.2845	09/11/2023
Purchase of Forward Contract	5,200	26.7711	09/12/2023
Sale of Common Stock	(26,201)	26.8471	09/12/2023
Purchase of Forward Contract	26,201	26.8701	09/12/2023
Sale of Common Stock	(26,201)	28.6673	09/13/2023
Purchase of Forward Contract	26,201	28.6992	09/13/2023
Sale of Common Stock	(26,201)	29.1667	09/14/2023
Purchase of Forward Contract	26,201	29.1973	09/14/2023
Purchase of Common Stock	2,600	29.4460	09/15/2023
Sale of Common Stock	(26,201)	29.2772	09/15/2023
Purchase of Forward Contract	26,201	29.2921	09/15/2023
Purchase of Common Stock	7,800	29.1794	09/15/2023
Purchase of Common Stock	10,400	28.8844	09/18/2023
Sale of Common Stock	(28,217)	28.7857	09/18/2023
Purchase of Forward Contract	28,217	28.8349	09/18/2023
Purchase of Common Stock	15,600	28.5053	09/19/2023
Purchase of Common Stock	2,654	28.8166	09/20/2023
Sale of Common Stock	(26,000)	28.5957	09/20/2023
Purchase of Forward Contract	26,000	28.6137	09/20/2023
Purchase of Common Stock	22,722	28.7558	09/20/2023
Purchase of Common Stock	7,696	28.4159	09/21/2023
Sale of Common Stock	(25,376)	28.1324	09/21/2023
Purchase of Forward Contract	25,376	28.1435	09/21/2023
Purchase of Common Stock	28,704	28.2057	09/21/2023
Sale of Common Stock	(26,000)	27.7730	09/22/2023
Purchase of Forward Contract	26,000	27.7867	09/22/2023
Purchase of Common Stock	20,800	27.7782	09/22/2023
Sale of Common Stock	(26,000)	28.3915	09/25/2023
Purchase of Forward Contract	26,000	28.4048	09/25/2023
Purchase of Common Stock	20,800	28.5332	09/25/2023
Purchase of Common Stock	2,727	28.4444	09/26/2023
Sale of Common Stock	(26,000)	28.4789	09/26/2023
Purchase of Forward Contract	26,000	28.4972	09/26/2023
Purchase of Common Stock	24,313	28.4783	09/26/2023
Sale of Common Stock	(27,040)	28.5488	09/27/2023
Purchase of Forward Contract	27,040	28.5724	09/27/2023
Purchase of Common Stock	10,400	28.8543	09/27/2023
Purchase of Forward Contract	10,400	29.4140	09/28/2023
Sale of Common Stock	(10,400)	29.3356	09/28/2023
Purchase of Common Stock	23,504	29.1582	09/28/2023
Sale of Common Stock	(23,504)	28.8659	09/29/2023
Purchase of Forward Contract	23,504	28.8999	09/29/2023
Purchase of Forward Contract	7,725	28.2229	10/02/2023
Purchase of Forward Contract	7,725	27.5506	10/03/2023
Purchase of Forward Contract	7,725	27.3193	10/04/2023
Purchase of Forward Contract	7,725	27.5035	10/05/2023
Purchase of Forward Contract	6,695	27.4234	10/06/2023
Purchase of Common Stock	43,126	27.1395	10/09/2023
Purchase of Common Stock	8,425	27.7353	10/09/2023
Purchase of Common Stock	6,489	28.0833	10/10/2023
Purchase of Common Stock	11,237	28.0894	10/10/2023
Purchase of Common Stock	25,246	28.4182	10/10/2023
Purchase of Common Stock	17,632	28.8878	10/11/2023
Purchase of Common Stock	120,931	29.1188	10/12/2023
Purchase of Common Stock	10,300	29.0213	10/12/2023
Purchase of Common Stock	5,261	29.0187	10/12/2023
Exercise of Forward Contract	92,379	27.1610	10/13/2023
Exercise of Forward Contract	366,136	28.7547	10/13/2023
Purchase of Common Stock	45,511	29.2995	10/13/2023
Purchase of Common Stock	9,351	29.1161	10/13/2023
Purchase of Common Stock	32,342	29.8177	10/16/2023
Purchase of Common Stock	9,219	29.7138	10/16/2023
Purchase of Common Stock	2,472	30.0133	10/16/2023